
May 19, 2020

David A. Campbell
Chief Financial Officer
Vistra Energy Corp.
6555 Sierra Drive
Irving, Texas 75039

      Re: Vistra Energy Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2019
             Filed February 28, 2020
             Form 8-K filed May 5, 2020
             File No. 001-38086

Dear Mr. Campbell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed May 5, 2020

Exhibit 99.1
Financial Highlights, page 1

1.   We refer to your presentation of "Ongoing Operations" financial measures, such as Ongoing Operations Net Income and Operating Cash Flow from Ongoing Operations, and note that they exclude the results of your Asset Closure segment. As these measures appear to meet the definition of non-GAAP financial measures, revise to provide the disclosures required by Item 10(e) of Regulation S-K and Regulation G, as applicable. In this regard, ensure that each measure is accompanied by the corresponding GAAP measure with equal or greater prominence. For additional guidance, refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

2.   We note that your Asset Closure segment includes various units which have been taken

offline and a unit which will be taken offline by the end of 2022. Given that your Asset Closure segment includes assets which may continue to operate into 2022, please tell us how you determined that these operations are not considered to be "Ongoing Operations."

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation